UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of May 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By: /s/ Moshe Eisenberg
Moshe Eisenberg,
Chief Financial Officer

Dated: May 14, 2015

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Underwriting Agreement

On May 14, 2015, Camtek Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Needham & Company, LLC, as representative of the underwriters named in Schedule I thereto, pursuant to which the Company agreed to sell to the underwriters an aggregate of 4,300,000 of its ordinary shares, nominal value NIS 0.01 per share. Pursuant to the Underwriting Agreement, the Company also granted to the underwriters the option to purchase up to 450,000 additional ordinary shares within 30 days of the date of the Underwriting Agreement to cover over-allotments.

The shares will be sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-194303). The Company has filed a prospectus supplement, dated May 13, 2015, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the 4,300,000 ordinary shares, as well as up to 450,000 ordinary shares issuable upon exercise by the underwriters of their option to purchase additional shares.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

Legal Opinion

Attached hereto as Exhibit 5.1 is a copy of the opinion of Shibolet & Co.

Incorporation by Reference

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-194303), as amended and supplemented from time to time.

Exhibit Index

Exhibit Number	Description

1.1	Underwriting Agreement dated May 14, 2015.

5.1	Opinion of Shibolet &Co., dated May 14, 2015

23.1	Consent of Shibolet & Co. (included in Exhibit 5.1)